EXHIBIT 95.1
Mine Safety and Health Administration Safety Data

We are committed to maintaining a safe work environment and working to ensure environmental compliance across all of our operations. The health and safety of our employees and limiting the impact to communities in which we operate are critical to our long-term success. We employ practices and conduct training to help ensure that our employees work safely. Furthermore, we utilize processes for managing, monitoring and improving safety and environmental performance.
The following disclosures are provided pursuant to Securities and Exchange Commission (SEC) regulations, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate coal mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). The disclosures reflect United States (U.S.) mining operations only.
Mine Safety Information. Whenever the Mine Safety and Health Administration (MSHA) believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a violation which describes the associated condition or practice and designates a time frame within which the operator must abate the violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until hazards are corrected. Whenever MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the violation that the operator is ordered to pay. Citations and orders can be contested and appealed and, as part of that process, are often reduced in severity and amount, and are sometimes vacated. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the company and mine.
We are required to report citations and orders issued to us by MSHA during the three months ended June 30, 2026, as reflected in our systems. Our required disclosure covers only those mines that were issued orders or citations during the period presented and, commensurate with SEC regulations, does not reflect orders or citations issued to independent contractors working at our mines. Due to timing and other factors, our data may not agree with the mine data retrieval system maintained by MSHA. The proposed assessments for the three months ended June 30, 2026 were taken from the MSHA system as of August 7, 2026.

Additional information about MSHA references we are required to report is as follows:
•Section 104 S&S Violations: The total number of violations received from MSHA under section 104(a) of the Mine Act that could significantly and substantially contribute to a serious injury if left unabated.
•Section 104(b)Orders: The total number of orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
•Section 104(d) Citations and Orders: The total number of citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
•Section 104(e) Notices: The total number of notices issued by MSHA under section 104(e) of the Mine Act for a pattern of violations that could contribute to mine health or safety hazards.
•Section 110(b)(2)Violations: The total number of flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.
•Section 107(a) Orders: The total number of orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an imminent danger existed.
•Proposed MSHA Assessments: The total dollar value of proposed assessments from MSHA.
•Fatalities: The total number of mining-related fatalities.
Our first mine is located in the Gulf Coast Lignite Region, in Natchitoches Parish, Louisiana (the "Five Forks Mine"). For the three months ended June 30, 2026, there were no reportable citations or orders issued to the Five Forks Mine. Our second mine is located in Knox, Kentucky ("Corbin Project"). For the three months ended June 30, 2026, there were no reportable citations or orders issued to Corbin Project. Our third mine is located in Mingo, West Virginia ("Mine Four"). For the three months ended June 30, 2026, there were no reportable citations or orders issued to Mine Four.
Pending Legal Actions. The Federal Mine Safety and Health Review Commission (the Commission) is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA, or complaints of discrimination by miners under section 105 of the Mine Act. The following is a brief description of the types of legal actions that may be brought before the Commission.
•Contests of Citations and Orders: A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA, including citations related to disputed provisions of operators' emergency response plans.

•Contests of Proposed Penalties (Petitions for Assessment of Penalties): A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the violation. Such proceedings may also involve appeals of judges' decisions or orders to the Commission on proposed penalties, including petitions for discretionary review and review by the Commission on its own motion.
•Complaints for Compensation: A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due miners idled by the orders.
•Complaints of Discharge, Discrimination or Interference: A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint. This category includes temporary reinstatement proceedings, which involve cases in which a miner has filed a complaint with MSHA stating he or she has suffered discrimination and the miner has lost his or her position.
•Applications for Temporary Relief: An application for temporary relief from any modification or termination of any order or from any order issued under certain subparts of section 104 of the Mine Act may be filed with the Commission at any time before such order becomes final.
•Appeals of Judges' Decisions or Orders.
For the three months ended June 30, 2026, there were no pending or legal actions before the Commission at Five Forks Mine, Corbin Project or Mine Four.